News Release                                                                             Exhibit (a)(5)(iii)

Wells Fargo Funds
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May 12, 2017

Contact:	Shareholder inquiries	Financial advisor inquiries
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Media contact:	John Roehm
415-222-5338
john.o.roehm@wellsfargo.com

WELLS FARGO MULTI-SECTOR INCOME FUND
ANNOUNCES FINAL RESULTS OF TENDER OFFER

SAN FRANCISCO—The Wells Fargo Multi-Sector Income Fund (NYSE MKT: ERC), a diversified, closed-end management investment company organized as a Delaware statutory trust (the fund), announced today the final results of its tender offer for up to 15% (or 6,165,826) of its outstanding common shares of beneficial interest, par value $0.01 per share. The offer expired at 5 p.m. Eastern Time on Thursday, May 11, 2017.

Based on a count by Computershare Trust Company, N.A., the depositary for the tender offer, 18,987,662 common shares, or approximately 46.1925% of the fund’s common shares outstanding, were tendered. The fund has accepted 6,165,826 shares for cash payment at a price equal to 98% of the fund’s net asset value (NAV) per share effective as of the close of the regular trading session of the NYSE on May 12, 2017, the pricing date stated in the offer to purchase. Because the total number of shares tendered exceeded the number of shares offered to purchase, all tendered shares are subject to proration in accordance with the terms of the offer to purchase. Following the purchase of the tendered shares, the fund will have approximately 34,939,684 common shares outstanding.

Additional information

The fund is a closed-end income fund. The fund’s investment objective is to seek a high level of current income consistent with limiting its overall exposure to domestic interest-rate risk.

The fund is leveraged through a revolving credit facility and also may incur leverage by issuing preferred shares in the future. The use of leverage results in certain risks, including, among others, the likelihood of greater volatility of the NAV and the market value of common shares. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Derivatives involve additional risks, including interest-rate risk, credit risk, the risk of improper valuation, and the risk of noncorrelation to the relevant instruments that they are designed to hedge or closely track. Bond values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. Changes in market conditions and government policies may lead to periods of heightened volatility in the bond market and reduced liquidity for certain bonds held by the fund. In general, when interest rates rise, bond values fall and investors may lose principal value. Interest-rate changes and their impact on the fund and its share price can be sudden and unpredictable. High-yield securities have a greater risk of default and tend to be more volatile than higher-rated debt securities. This fund is exposed to mortgage- and asset-backed securities risk. This closed-end fund is no longer available as an initial public offering and is only offered through broker/dealers on the secondary market.

Unlike an open-end mutual fund, a closed-end fund offers a fixed number of shares for sale. After the initial public offering, shares are bought and sold through broker/dealers in the secondary marketplace, and the market price of the shares is determined by supply and demand, not by NAV, and is often lower than the NAV. A closed-end fund is not required to buy its shares back from investors upon request.

For more information on Wells Fargo’s closed-end funds, please visit our website.

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. This material is being prepared by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of    Wells Fargo & Company. Neither Wells Fargo Funds Management nor Wells Fargo Funds Distributor has fund customer account/assets, and neither provides investment advice/recommendations or acts as an investment advice fiduciary to any investor.

Some of the information contained herein may include forward-looking statements about the expected investment activities of the fund. These statements provide no assurance as to the fund’s actual investment activities or results.  The reader must make his/her own assessment of the information contained herein and consider such other factors as he/she may deem relevant to his/her individual circumstances.

30350705-17

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

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